
03022148


GRASIM
ADITYA BIRLA GROUP

03 MAY 28 AM 7:21

82-3322

By Air Mail

SUPPL

May 2, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Sub.: **De-listing of Shares**

Dear Sir,

Pursuant to SEBI (De-listing of Securities) Guidelines, 2003, we wish to inform you that the Company has applied for de-listing of its equity shares to the following Stock Exchanges:-

1. Ahmedabad Stock Exchange, Ahmedabad
2. Bangalore Stock Exchange Ltd., Bangalore
3. Madras Stock Exchange Ltd., Chennai
4. Cochin Stock Exchange Ltd., Cochin

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

dlw 6/3

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

Apr-mei7

By Air Mail

May 8, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Dear Sir,

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, the 16th July, 2003 to Saturday, the 2nd August, 2003 (both days inclusive) for the purpose of payment of dividend @ Rs.10/- (Rupees Ten only) per Equity Share for the year ended 31st March, 2003 as recommended by the Board of Directors of the Company at its meeting held on 29th April, 2003.

This is for your information.

Please acknowledge.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

cc.: By Courier

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)